September 2, 2010

Mary Cole

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ladenburg Thalmann Alternative Strategies Fund

File Nos. 333-168158; 811-22440

Acc. No: 0000910472-10-000732

Dear Ms. Cole:

On July 15, 2010, Ladenburg Thalmann Alternative Strategies Fund (the "Registrant" or "Fund") filed its registration statement under the Securities Act of 1933 on Form N-2.  You provided written comments by letter dated August 11, 2010, with respect to the registration statement.  On September 1, 2010, the Registrant provided responses to those comments.  Related to the responses provided, the Registrant hereby undertakes that it will submit Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the "Amendment") to incorporate those responses and provide other information and exhibits on or before September 9, 2010.  On behalf of the Registrant and Ladenburg Thalmann & Co. Inc., the Registrant's principal underwriter, the Registrant hereby requests acceleration of the effective date of the Amendment to the Registrant's Registration Statement on the date submitted or, in the alternative, acceleration to the earliest possible time on or before September 15, 2010.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to deleted authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser